Java Express, Inc.

5017 Wild Buffalo Avenue

Las Vegas, NV 89131

November 7, 2002

VIA EDGAR AND U.S. MAIL

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, NW

Washington, DC 20549

RE: JAVA EXPRESS, INC., REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 AND AMENDMENTS (FILE NO. 333-87108)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the registrant, Java Express, Inc., hereby requests that the Securities and Exchange Commission consent to the immediate withdrawal of the registrant's registration statement on Form SB-2, together with all exhibits and amendments thereto (Commission File No. 333-87108). The registrant initially filed the registration statement with the Commission on April 26, 2002.

Based upon changed circumstances in the securities markets and the time and cost involved in completing the registration statement, the registrant has determined at this time not to pursue the public offering contemplated by the registration statement. No securities have been sold pursuant to the registration statement. The registration statement has not been declared effective by the Commission.

The registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

Please direct any questions or comments regarding this filing to the undersigned at (949) 677-0528.

Very truly yours,

Java Express, Inc.

/s/ Lance Musicant

By: Lance Musicant

President, Secretary, Treasurer,

Director and Chief Accounting and

Financial Officer